Filed Pursuant to Rule 433
Free Writing Prospectus Dated May 11, 2006
Registration Statement No. 333-132201

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 11, 2006 and the prospectus dated March 7, 2006 (including the documents incorporated by reference in the preliminary prospectus supplement and the prospectus) relating to these securities.

Issuer:	Toyota Motor Credit Corporation
Type:	SEC Registered
Security:	5.45% Notes due 2011
Principal Amount:	$750,000,000
Issue Price:	99.797%
Maturity Date:	May 18, 2011
Coupon:	5.45%
Denominations:	$2,000 minimum and then increments of $1,000 thereafter
Day Count Convention:	30/360
Trade Date:	May 11, 2006
Settlement Date:	May 18, 2006 (T+5)
Interest Payment Dates:	May 18 and November 18, commencing November 18, 2006; interest on the first interest payment date shall accrue from and including May 18, 2006 to but excluding November 18, 2006.
Record Dates:	May 3 and November 3
Bookrunners:	Deutsche Bank Securities Inc.; Merrill Lynch & Co.; and Nomura Securities International, Inc.
Senior Co-Managers	HSBC Securities (USA) Inc.; J.P. Morgan Securities Inc.; Morgan Stanley & Co. Incorporated; UBS Securities LLC
Co-Managers	Loop Capital Markets, LLC; Muriel Siebert & Co., Inc.
Underwriting commissions and discounts:	$1,875,000 in the aggregate
Net proceeds to TMCC after payment of underwriting discounts and commissions:	$746,602,500

Capitalization

        The following table sets forth the consolidated capitalization of TMCC at December 31, 2005, and as adjusted as described in the footnotes to the table, and to give effect to the issuance of the Notes.

	Balance at December 31, 2005	Balance as Adjusted(3)
	(U.S. Dollars in Millions)
Debt:(1)
Notes and loans payable within one year, net(2)	$21,440	$23,576
Notes and loans payable after one year, net	25,105	27,767

Carrying value adjustment	754	967

Total debt	$47,299	$52,310

Shareholder's equity:
Capital stock, $10,000 par value (100,000 shares authorized: 91,500 issued and outstanding at December 31, 2005 and as adjusted)(4)	$915	$915
Retained earnings	3,702	3,702

Accumulated other comprehensive income	45	45

Total shareholder's equity	4,662	4,662

Total capitalization	$51,961	$56,972

(1)
The debt numbers in this Capitalization section and Capitalization Table are quoted in U.S. dollars and include the effect of separate cross currency interest rate swap agreements effectively converting foreign currency notes into fixed U.S. dollar obligations at the respective cross currency interest rate swap agreement contract rates. The carrying value adjustment represents the effects of foreign currency transaction gains and losses on debt denominated in foreign currencies, fair value adjustments to debt in hedge accounting relationships, and the unamortized fair value adjustments on the hedged item for terminated fair value hedge accounting relationships. See Note 6 of the Consolidated Financial Statements and Notes included in TMCC's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, incorporated by reference into this prospectus supplement. TMCC has certain commitments and contingent liabilities that may materially impact TMCC's financial position or results of operations if certain events occur. The maximum potential commitment amounts as of December 31, 2005, are $4,148 million. Of this amount, $3,633 million relates to credit facilities extended to vehicle and industrial equipment dealers, $221 million relates to credit facilities extended to affiliates, $148 million relates to guarantees of affiliate pollution control and solid waste disposal bonds and debt of certain affiliates, $121 million relates to long term lease commitments, and $25 million relates to revolving liquidity notes related to securitization transactions. As of December 31, 2005, TMCC has not recorded any liabilities as a result of these commitments and contingencies. For additional information relating to other commitments and contingent liabilities of TMCC, see Note 14 of the Consolidated Financial Statements and Notes included in TMCC's Annual Report on Form 10-K for the year ended March 31, 2005 and Note 8 of the Consolidated Financial Statements and Notes included in TMCC's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, both of which (excluding all information incorporated by reference therein) are incorporated by reference in this prospectus supplement and the accompanying prospectus.

(2)
Includes debt maturing within one year of December 31, 2005 and commercial paper.

(3)
As adjusted to give effect to: (i) the issuance of medium-term notes and bonds totaling $5,232,180,000 during the period January 1, 2006 through April 30, 2006, (ii) the maturity of medium-term notes and bonds totaling $3,318,651,000 during the period January 1, 2006 through April 30, 2006, and (iii) the net increase of commercial paper totaling $2,134,393,000 during the period January 1, 2006 through April 30, 2006. In addition, since April 30, 2006, TMCC has issued $1,396,207,000 in additional domestic and euro medium-term note issuances.

(4)
Common shares. TMCC is authorized to issue only one class of shares of stock.

        The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement, the preliminary prospectus supplement dated May 11, 2006 and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov <http://www.sec.gov/>. Alternatively, Deutsche Bank Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-800-503-4611.